EXHIBIT 99.1

Caledonia Mining Corporation Plc Blanket Electricity Situation Improving

ST HELIER, Jersey, Oct. 16, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) (“Caledonia”) announces that the electricity supply situation at the Blanket Mine (“Blanket”) has improved substantially in late August and September thanks largely to a timely and coordinated response from the Chamber of Mines, the Ministry of Mines, the Ministry of Energy and Power Development and the Zimbabwean Energy Regulatory Authority (“ZERA”) which introduced a new electricity pricing schedule for the mining industry to support the funding of imported electricity which is used exclusively to supply participating mining companies.

Electricity is now priced in US Dollars at a cost which is slightly lower than the pricing structure prior to the recent monetary devaluation. The electricity supply authorities have also implemented an uninterrupted power supply agreement for the mining industry in an effort to support the sector and electricity supply has stabilised following these changes.

Caledonia does note recent media commentary regarding the electricity supply and pricing situation in Zimbabwe as a whole but notwithstanding this, Blanket continues to operate normally and electricity pricing in US dollar terms is stable and not affected by the increases recently announced.

As previously disclosed, Blanket did experience electricity disruptions during the month of July and in early August and relied heavily on its installed diesel generator back-up capacity. Prior to this time, Blanket had installed back-up generator capacity of approximately 12.5 megawatts (MW), sufficient to run the entire mine at full capacity but insufficient to sustain both the mine and the Central Shaft project. In response to the increased risk of electricity supply outages Blanket has purchased an additional 6 MW of diesel generator capacity. The additional generators are on site and are currently being installed and are expected to be operational within the month of October after which Blanket’s operations will be fully insulated from the risk of unstable electricity supply.

Caledonia is also in the advanced stages of evaluating a project to install solar photovoltaic generating capacity at Blanket to further reduce dependence on the electricity grid, reduce operating costs and ensure a more environmentally sustainable electricity supply. Advanced engineering work is underway and Caledonia is in the process of applying for the relevant regulatory approvals and will shortly embark on a tender process from interested parties to build and operate the project.  Caledonia expects to fund the project itself but the tender process will also invite proposals from potential funders who may be able to offer a more cost effective funding structure.

In the future, Caledonia anticipates that Blanket will have a blended electricity supply from grid, solar and back-up diesel generators which will deliver greater levels of operational reliability, lower operating costs and improved environmental sustainability.

Commenting on the electricity situation, Steve Curtis, Chief Executive Officer, said:

“The disruptions we experienced early in the third quarter necessitated a larger than normal utilization of our diesel generator back-up. We have been pleased by the rapid and decisive response from both government and industry which has resulted in the alleviation of the supply shortages and a more stable US Dollar based pricing structure.

“The arrival of an additional 6 MW of back-up diesel generators on site is also a positive development for our business and will ensure future reliability in the face of a potentially difficult electricity supply situation in the Southern African region in the medium to long-term. We look forward to their commissioning which will help sustain the pace of the Central Shaft project which is key to the achievement of our long-term production target of 80,000 ounces by 20221.

“Moreover, Caledonia is at an advanced stage in the evaluation of a Solar PV plant which could supply Blanket’s baseload demand during peak sunlight hours. Engagements are commencing with potential equipment suppliers and regulatory authorities and the engineering and financial evaluation work on this project is well advanced.

“I would like to take this opportunity to thank our technical staff both at the mine and in support functions who have managed to maintain operations during a disruptive period and have, as usual, delivered technical solutions to ensure our future business resilience.”

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/ James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices and delays in the development of projects.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs and risks relating to the uncertainty of timing of events including targeted production rate increase.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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1 Refer to technical report dated 13 February 2018 entitled "National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018)", a copy of which was filed by the Company on SEDAR on March 2, 2018 for the key assumptions, parameters, and methods used to estimate the mineral resources and mineral reserves from which planned gold production, as set out in this news release, is to be derived and risks that could materially affect the potential development of the mineral resources or mineral reserves.  Mr Paul Matthews, the Company's qualified person and Group Mineral Resource Manager, supervised the preparation of the technical information in the technical report, and also supervised the preparation of the technical information contained in this news release.